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                             January 25, 2021

       Mark A. Goldsmith, M.D., Ph.D.
       President and Chief Executive Officer
       Revolution Medicines, Inc.
       700 Saginaw Drive
       Redwood City, CA 94063

                                                        Re: Revolution
Medicines, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
21, 2021
                                                            CIK No. 0001628171

       Dear Mr. Goldsmith:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences